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                               April 20, 2021

       Ian Siegel
       Chief Executive Officer
       ZipRecruiter, Inc.
       604 Arizona Avenue
       Santa Monica, CA 90401

                                                        Re: ZipRecruiter, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 5,
2021
                                                            CIK No. 0001617553

       Dear Mr. Siegel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 26, 2021.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       RSU Sales, page 55

   1. We note your disclosure of the approximate amount of shares of Class A common stock that are expected to be
sold on the first day of trading to cover the tax liability for the
                                                        RSUs that vest in
conjunction with the direct listing. Disclose the price that you have assumed to prepare this
estimate.
       Key Operating Metrics and Non-GAAP Financial Measures, page 66

   2. We note your response to prior comment 2 and your statement that "certain of these metrics are not
available across the Company's entire marketplace." You disclose the
 Ian Siegel
ZipRecruiter, Inc.
April 20, 2021
Page 2
         "Paid Employer" and "Revenue per Paid Employer" metrics which includes all actively recruiting employers (or entities acting on behalf of employers), on a paying subscription plan or performance marketing campaign. Clarify the impact of the different revenue divers has on these metrics and whether different underlying fee structures that impact revenue recognition requires disaggregation quantitatively or qualitatively. That is, it appears that the revenue recognized from the play subscription plan or performance marketing campaign experienced different trends that offset each other. Also, we note that your revenue decreased during 2020, however, this metric presents that revenue per employer increased. Please tell us your consideration of separately presenting and discussing the Quarterly Paid Employers and Revenue per Paid Employer metrics for your subscription plan and performance marketing campaign actively recruiting employers.
Results of Operations, page 76

3. We note your response to prior comment 2 and repeat the comment as it appears that your results of operations discussion could be expanded to explain the increase in your performance-based revenue attributable to the number of clicks or job applications and the cost-per click or job application for each period presented. We refer you to Item 303(a) of
         Regulation S-K and Section III.B of SEC Release 33-8350.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Determination of the Fair Value of Common Stock on Grant Dates, page 89

4. We continue to evaluate your response to prior comment 4 and may have additional comments.
5. Please revise your disclosures to clarify that you also utilized the Guideline Transaction
       Method (   GTM   ) in valuing your common stock at certain dates in 2019
through
FirstName LastNameIan Siegel
       September 30, 2020. In this respect, your disclosures seem to imply that you only utilized
Comapany   NameZipRecruiter,
       the Guideline            Inc. Method (   GPCM   ) in valuing your common
stock at
                      Public Company
       various
April 20, 2021 dates
               Page 2in 2019 through September 30, 2020.
FirstName LastName
 Ian Siegel
FirstName   LastNameIan Siegel
ZipRecruiter, Inc.
Comapany
April       NameZipRecruiter, Inc.
       20, 2021
April 320, 2021 Page 3
Page
FirstName LastName
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:       Katherine K. Duncan, Esq.